UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*
Bluegreen Vacations Holding Corporation
(Name of Issuer)
Class A Common Stock of $.01 par value
(Title of Class of Securities)
003830106
(CUSIP NUMBER)
Christopher D. Moore
Angelo, Gordon & Co, L.P.
245 Park Avenue, 26th Floor
New York, NY 10167
Tel. No.: (212) 692-2009
COPIES TO:
Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 25, 2022
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 003830106		13D

1		NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 843,358
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 843,358
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 843,358
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14		TYPE OF REPORTING PERSON* IA, PN
*
Based on 17,635,766 shares of Class A Common Stock of $.01 par value (“Common Stock”) of the Issuer outstanding as of April 8, 2022 as reported in the Issuer’s Form DEF 14A filed with the SEC on April 18, 2022.

CUSIP No. 003830106		13D

1		NAME OF REPORTING PERSONS AG GP LLC (formerly AG Partners, LLC)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 843,358
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 843,358
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 843,358
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14		TYPE OF REPORTING PERSON* HC, OO
*
Based on 17,635,766 shares of Class A Common Stock of $.01 par value (“Common Stock”) of the Issuer outstanding as of April 8, 2022 as reported in the Issuer’s Form DEF 14A filed with the SEC on April 18, 2022.

CUSIP No. 003830106		13D

1		NAME OF REPORTING PERSONS Josh Baumgarten
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 843,358
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 843,358

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 843,358
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14		TYPE OF REPORTING PERSON* IN, HC
*
Based on 17,635,766 shares of Class A Common Stock of $.01 par value (“Common Stock”) of the Issuer outstanding as of April 8, 2022 as reported in the Issuer’s Form DEF 14A filed with the SEC on April 18, 2022.

CUSIP No. 003830106		13D

1		NAME OF REPORTING PERSONS Adam Schwartz
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 843,358
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 843,358

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 843,358
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14		TYPE OF REPORTING PERSON* IN, HC
*
Based on 17,635,766 shares of Class A Common Stock of $.01 par value (“Common Stock”) of the Issuer outstanding as of April 8, 2022 as reported in the Issuer’s Form DEF 14A filed with the SEC on April 18, 2022.

AMENDMENT NO. 5 TO SCHEDULE 13D
This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D filed by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG GP LLC (formerly AG Partners, LLC), a Delaware limited liability company (“AG GP”), (iii) JAMG LLC a Delaware limited liability company (“JAMG”), (iv) Josh Baumgarten and (iv) Adam Schwartz with the Securities and Exchange Commission (the “SEC”) on February 4, 2021, as amended by Amendment No. 1 to Schedule 13D, filed on March 25, 2021, Amendment No. 2 to Schedule 13D filed on April 22, 2021, Amendment No. 3 to Schedule 13D filed on July 9, 2021 and Amendment No. 4 filed on November 1, 2021 (the “Schedule 13D”).
This Amendment No. 5 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction
Item 4 is amended and supplemented to read as follows:
The disclosure in Item 5(c) is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer
Item 5 is amended and restated to read as follows:
Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 17,635,766 shares of Common Stock outstanding as of April 8, 2022, as reported in the Issuer’s Form DEF 14A filed with the SEC on April 18, 2022.
Angelo Gordon, in its capacity as investment manager to the Accounts, has sole power to vote 843,358 shares of Common Stock and the power to dispose of 843,358 shares of Common Stock held in the Accounts. As the general partner of Angelo Gordon, AG GP may be deemed to have the sole power to vote 843,358 shares of Common Stock and the power to dispose of 843,358 shares of Common Stock held in the Accounts. As the co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Baumgarten may be deemed to have shared power to vote 843,358 shares of Common Stock and the shared power to dispose of 843,358 shares of Common Stock held in the Accounts. As the co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Schwartz may be deemed to have shared power to vote 843,358 shares of Common Stock and the shared power to dispose of 843,358 shares of Common Stock held in the Accounts.
(c) On April 25, 2022, Angelo Gordon agreed for the Accounts to sell the shares of Common Stock of the Issuer they hold in a privately negotiated transaction to the Issuer. The sale of 450,000 shares of Common Stock was agreed to at a price of $30.00 per share of Common Stock and will settle on or about April 25, 2022. Other transactions by the Accounts in the securities of the Issuer during the past sixty days are set forth in Schedule A, which is incorporated herein by reference.
(d) Not Applicable.
(e) The Reporting Persons ceased to be a beneficial owner of more than 5 percent of the Common Stock on April 25, 2022.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is amended and restated to read as follows:
The disclosure in Item 5(c) is hereby incorporated by reference.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 26, 2022

ANGELO, GORDON & CO., L.P.

By:	AG GP LLC
Its General Partner

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

AG GP LLC

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

JOSH BAUMGARTEN

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

ADAM SCHWARTZ

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

Schedule A
Trans Type	Trade Date	Quantity	Unit Price
Sell	02/25/2022	1,562	28.851	(1)
Sell	02/28/2022	281	28.569	(2)
Sell	03/02/2022	678	28.5
Sell	03/03/2022	820	28.99	(3)
Sell	03/03/2022	300	29.78	(4)
Sell	03/09/2022	9,720	29.28	(5)
Sell	03/09/2022	785	30.00	(6)
Sell	03/11/2022	5,000	31.116	(7)
Sell	03/14/2022	6,498	30.675	(8)
Sell	03/15/2022	12,365	31.07	(9)
Sell	03/15/2022	135	31.62	(10)
Sell	03/16/2022	8,240	32.10	(11)
Sell	03/16/2022	8,760	32.60	(12)
Sell	03/17/2022	10,000	32.729	(13)
Sell	03/18/2022	12,934	32.664	(14)

(1) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $28.52 to $28.99. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(2) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $28.53 to $28.605. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(3) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $28.50 to $29.50. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(4) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $29.50 to $30.50. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(5) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $28.79 to $29.79. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(6) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $29.79 to $30.79. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(7) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $30.83 to $31.69. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(8) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $30.42 to $31.36. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(9) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $30.50 to $31.50. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(10) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.50 to $32.50. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(11) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $31.45 to $32.45. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(12) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $32.45 to $33.45. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(13) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $32.2 to $32.965. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

(14) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $32.31 to $32.89. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.